Exhibit 4.1

FIRST AMENDMENT

to the

AMENDED AND RESTATED SECTION 382 RIGHTS AGREEMENT

This First Amendment (this “Amendment”) to that certain Amended and Restated Section 382 Rights Agreement, dated as of May 9, 2019, by and between CenturyLink, Inc. (currently doing business as Lumen Technologies), a Louisiana corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”) (the “Restated Rights Agreement”), is made and entered into on November 20, 2020, effective as of December 1, 2020 (the “Effective Date”).

RECITALS

WHEREAS, Section 27 of the Restated Rights Agreement provides that prior to the Distribution Date the Company may supplement or amend any provision of the Restated Rights Agreement without the approval of any holders of Rights;

WHEREAS, no Distribution Date has occurred on or prior to the date hereof;

WHEREAS, the Board of Directors of the Company (the “Board”) deems it advisable and in the best interests of the Company and its shareholders to amend the terms of the Restated Rights Agreement as set forth herein; and

WHEREAS, on November 19, 2020, the Board authorized and approved this Amendment.

AGREEMENT

NOW, THEREFORE, the Company and the Rights Agent hereby agree to amend the Restated Rights Agreement as follows:

1.    Effect of Amendment. Except as otherwise expressly provided herein, the Restated Rights Agreement shall remain in full force and effect and all references in the Restated Rights Agreement to “Agreement” or “hereof” shall mean the Restated Rights Agreement as modified by this Amendment.

2.    Capitalized Terms. All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Restated Rights Agreement.

3.    Amendments to the Restated Rights Agreement. The following amendments to the Restated Rights Agreement shall become effective as of the Effective Date of this Amendment.

a.    The references to “this Agreement” in Section 1(ii) shall be removed and replaced with “the First Amendment to the Amended and Restated Rights Agreement, dated as of December 1, 2020, between the Company and the Rights Agent.”

b.    The reference to “December 1, 2020” in clause (i) of Section 7(a) of the Restated Rights Agreement shall be removed and replaced with “December 1, 2023.”

c.    The reference to “February 13, 2020” in clause (v) of Section 7(a) of the Restated Rights Agreement shall be removed and replaced with “December 1, 2021.”

d.    Section 38 of the Restated Rights Agreement and all related defined terms in Sections 1(s), 1(ee), and 1(ff) shall be deleted in their entirety and replaced by a reference to the applicable section number and the word “Reserved.” In addition, Section 1(o) of the Restated Rights Agreement shall be amended in the manner specified on Annex I hereof.

4.    Miscellaneous.

a.    This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

b.    This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment executed or transmitted electronically shall have the same authority, effect and enforceability as an original signature.

c.    In the event of any conflict or inconsistency between the provisions of this Amendment and any provision of the Restated Rights Agreement, the provisions of this Amendment shall govern.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

CenturyLink, Inc. (doing business as Lumen Technologies)

/s/ Stacey W. Goff
Name:	Stacey W. Goff
Title:	Executive Vice President, General Counsel & Secretary

Computershare Trust Company, N.A.

/s/ Kerri Altig
Name:	Kerri Altig
Title:	Vice President, Manager

[Signature Page to First Amendment to Amended and Restated Section 382 Rights Agreement]

ANNEX I

1.

Section 1(o) of the Restated Rights Agreement shall be amended by adding the language shown as underlined and by removing the language shown as being stricken, in each case in the manner indicated below:

(o)	“Exempt Person” shall mean:

(i)

the Temasek Group, unless and until either of the SRA Assignees (or any of their respective Affiliates) acquires any Common Shares, other than acquisitions of Common Shares (x) in a transaction that is permitted or within the limits specified under Section 4 of the Shareholder Rights Agreement regardless of whether such transaction occurs during or after the expiration of the Designee Period (as defined in the Shareholder Rights Agreement)~~, but in such case, if and only if such transaction is effected in accordance with Section 38 of this Agreement,~~ or (y) any transfers of Common Shares or other Company equity interests between either SRA Assignee and its Affiliates;

(ii)

any Person to whom either of the SRA Assignees transfers any amount of Common Shares as permitted by or within the limits or terms specified under Section 4.2 of the Shareholder Rights Agreement regardless of whether such transfer occurs during or after the expiration of the Designee Period (as defined in the Shareholder Rights Agreement), unless and until such Person (or any Affiliates or Associates of such Person) acquires any additional Common Shares~~; provided, that in the case where such transfer is other than in an open market transaction effected by or through a broker, and the transferee is either not a 5 Percent Shareholder prior to such transfer but, as a result of such transfer, would become a 5 Percent Shareholder, or was a 5 Percent Shareholder before and after such transfer (any such transfer, a “Section 382 Transfer”), then in such cases, if and only if such transfer would not result in an “ownership change” of the Company for purposes of Section 382 as determined in accordance with Section 38 of this Agreement~~; and

(iii)

any other Person whose Beneficial Ownership (together with all Affiliates and Associates of such Person) of 4.9% or more of the then-outstanding Common Shares (1) will not jeopardize or endanger the availability to the Company of any income tax benefit or (2) is otherwise in the best interests of the Company, in each case as determined by the Independent Directors in their sole discretion prior to the Distribution Date; provided, however, that such a Person will cease to be an Exempt Person if the Independent Directors make a contrary determination with respect to the effect of such Person’s Beneficial Ownership (together with all Affiliates and Associates of such Person) in their sole discretion prior to the Distribution Date regardless of the reason therefor. For the avoidance of doubt, nothing in this Agreement shall permit any member of the Temasek Group from knowingly taking any action that would result in an “ownership change” of the Company for purposes of Section 382.

[Annex I to First Amendment to Amended and Restated Section 382 Rights Agreement]